             Morgan Stanley Aggressive Equity Fund

Item 77.C.     Matters Submitted to a Vote of Security Holders

      At  a Special Meeting of Shareholders held on November  30,
2006,  the shareholders of Morgan Stanley Aggressive Equity  Fund
("the  Fund")  approved an Agreement and Plan  of  Reorganization between the Fund and Morgan Stanley Capital Opportunities Trust.

For:       11,836,276                     Against:        511,232
Abstain: 842,889